APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Xenia
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Xenia
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Xenia LA LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	17,114.21
Total Income	**$17,114.21**
Cost of Goods Sold	
Cost of Goods Sold	10,917.58
Shipping	75.88
Total Cost of Goods Sold	**$10,993.46**
GROSS PROFIT	**$6,120.75**
Expenses	
Advertising & Marketing	1,997.99
Bank Charges & Fees	72.22
Car & Truck	35.06
Insurance	913.76
Interest Paid	220.17
Job Supplies	47.35
Legal & Professional Services	500.00
Meals & Entertainment	83.72
Office Supplies & Software	1,311.57
Rent & Lease	1,607.26
Taxes & Licenses	559.00
Uncategorized Expense	145.00
Total Expenses	**$7,493.10**
NET OPERATING INCOME	**$ -1,372.35**
NET INCOME	**$ -1,372.35**

Xenia LA LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	1,824.16
Total Bank Accounts	**$1,824.16**
Other Current Assets	
Uncategorized Asset	-76.33
Total Other Current Assets	**$ -76.33**
Total Current Assets	**$1,747.83**
TOTAL ASSETS	**$1,747.83**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
D. TISHLIAS	2,299.64
L. MASKIN	-1,680.02
Z. HERLICH	3,336.20
Total Credit Cards	**$3,955.82**
Total Current Liabilities	**$3,955.82**
Total Liabilities	**$3,955.82**
Equity	
Opening Balance Equity	-1,407.64
Owner's Investment	572.00
Retained Earnings	
Net Income	-1,372.35
Total Equity	**$ -2,207.99**
TOTAL LIABILITIES AND EQUITY	**$1,747.83**

Xenia LA LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,372.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	76.33
D. TISHLIAS	2,299.64
L. MASKIN	-1,680.02
Z. HERLICH	3,336.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,032.15**
Net cash provided by operating activities	**$2,659.80**
FINANCING ACTIVITIES	
Opening Balance Equity	-1,407.64
Owner's Investment	572.00
Net cash provided by financing activities	**$ -835.64**
NET CASH INCREASE FOR PERIOD	**$1,824.16**
CASH AT END OF PERIOD	**$1,824.16**

I, Louis Anthony Maskin, certify that:

1. The financial statements of Xenia LA LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Xenia LA LLC included in this Form reflects accurately the information reported on the tax return for Xenia LA LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Louis Anthony Maskin*

Name: Louis Anthony Maskin

Title: Owner/Manager